FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on August 27, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of its own shares.

2.	News release issued on August 30, 2004, by the registrant, announcing that Daikin and the registrant agreed to form a joint venture in China to produce motors for air conditioning compressors.

3.	News release issued on August 31, 2004, by the registrant, announcing that Hitachi, Toshiba and the registrant agreed to establish a TV LCD panel joint venture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: September 2, 2004

August 27, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric to Execute Own Share Repurchase

Osaka, Japan, August 27, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]) announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.

Reason for Share Repurchase

This resolution is a part of continuing efforts to enhance corporate value through shareholder-oriented management, and enables flexible and agile capital management in a rapidly changing economic environment.

Details of Share Repurchase

1.	Class of shares: Common stock

2.	Aggregate number of repurchaseable shares: Up to 80 million shares (3.5% of total number of shares issued)

3.	Aggregate repurchase amount: Up to 100 billion yen

4.	Period of repurchase: Between August 30, 2004 and late March 2005

(Reference)

Total number of shares issued and treasury stock as of July 30, 2004:

•	Total number of shares issued (excluding treasury stock):

2,318,404,818 shares

•	Treasury stock:

134,648,679 shares

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

August 30, 2004

For Immediate Release

MEDIA CONTACTS:

Daikin Industries, Ltd.
Michio Shiba
Public Relations Department
Tel: 06-6373-4348
Matsushita Electric Industrial Co., Ltd.
Mike Kitadeya / Karl Takahashi
International PR
Tel: 06-6949-2293 Fax: 06-6949-2255
Panasonic News Bureau
Tel: 03-3542-6205 Fax: 03-3542-9018

Daikin and Matsushita (Panasonic) Agree to Form Joint Venture in China

To Produce Motors for Air Conditioning Compressors

Osaka, Japan, August 30, 2004 — Daikin Industries, Ltd., a global leader in the manufacture of commercial and industrial use air conditioning systems, and Matsushita Electric Industrial Co., Ltd., (MEI [NYSE symbol: MC]) best known for its Panasonic brand of consumer electronics and digital communication products, today announced that the two companies will establish a joint venture company, Daikin Motor Suzhou Co., Ltd., in China. The new company will manufacture and market motors for compressors in home and industrial-use air conditioners.

The combined new venture investment is U.S.$20.8 million. Daikin holds 60 percent of the venture and Matsushita has the remaining 40 percent. The company will be formed in September 2004. Production will commence in December.

Capitalizing on the motor development and manufacturing technologies of the two companies, Daikin Motor Suzhou will produce and sell Daikin hermetic motors* and Matsushita hermetic motors which Matsushita’s motor unit has been supplying to Daikin.

In 2004, 6.7 million home air conditioners and 700,000 industrial units are expected to be sold in Japan alone. Worldwide, it is estimated that 50 million home units, including some 20 million in China, and 11 million industrial units are sold annually. As the market grows further led by China and other Asian countries and Europe, the demand for the compressors and their motors is expected to increase.

The new company will pursue manufacturing highly-efficient and cost-competitive products in the world market.

*Hermetic (airtight seal) motors are commonly used in compressors for air conditioners and freezers.

Outline of Joint Venture

Company Name:	DAIKIN MOTOR SUZHOU CO., LTD.

Location:	Zone 3, Suzhou Industry Park, Suzhou, China

Floor Space:	3,300 square meters

President:	To be appointed by Daikin

Capital:	U.S.$20.8 million (approx. 2.3 billion yen)

Ownership Ratio:	Daikin 60%, Matsushita 40%

Main Business:	Production and sales of hermetic motors for air conditioning compressors

Establishment:	September 21, 2004

Operation:	Planned to commence in December 2004

Projected Sales:	Approx. 4.2 billion yen (for the first fiscal year)

Projected Number of

Employees:	Approx. 350 (for the first fiscal year)

About Daikin Industries, Ltd.

Daikin Industries, Ltd. is a global leader in the manufacture of commercial-and industrial use air conditioning systems and holds more than one-third of the market share in Japan. Daikin is also one of the leaders in the fluorochemicals industry, with an approximately 20% share of the world market. Daikin boasts an unparalleled combination of mechanical, electronic, and chemical expertise as well as robust R & D capabilities. The company continues to leverage these strengths to create new, innovative products and flexible, highly efficient production systems. Daikin is a dynamic global company with a well-established presence in five major areas: Japan, China, Southeast Asia, Europe, and North America. Thus, Daikin is poised to excel in an increasingly borderless business environment.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of U.S.$71.92 billion for the fiscal year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

Disclaimers Regarding Forward-Looking Statements

I. Daikin

The data contained in this press release may include information concerning future business predictions. These are merely predictions made by the company, and are subject to change according to the situation. Moreover, they are provided solely for the purpose of information, and are not aimed at involving users in securities investment. We request that each customer make his or her final investment decision personally.

II. Matsushita

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

For immediate release
31st August 2004

Hitachi, Ltd.	Toshiba Corporation
Kantaro Tanii	Midori Suzuki
Public Relations	International Media Relations Group
Corporate Communications Division	Corporate Communications Office
Tel: +81-3-3258-2055	Tel: +81-3-3457-2105
Fax: +81-3-3258-5480	Fax: +81-3-5444-9202
E-mail: kantaro.tanii.gx@hitachi.com	E-mail: press@toshiba.co.jp

Matsushita Electric Industrial Co., Ltd.
Mike Kitadeya / Karl Takahashi
International PR
Tel: +81-6-6949-2293 Fax: +81-6-6949-2255
Panasonic News Bureau
Tel: +81-3-3542-6205 Fax: +81-3-3542-9018
E-mail: panasonic-pr@gci-sunpub.co.jp

Hitachi, Toshiba and Matsushita

Agree to Establish a TV LCD Panel Joint Venture

Tokyo, August 31, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE: 6501, “Hitachi”), Toshiba Corporation (TSE: 6502, “Toshiba”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today reached a basic agreement to jointly establish a company (the “JV”) to manufacture and sell LCD panels for flat-panel TVs. Plans call for the joint venture to commence operations in January 2005.

The JV will build an amorphous TFT LCD panel production line at the Mobara facility of Hitachi Displays, Ltd. (“Hitachi Displays”), Hitachi’s wholly owned subsidiary. Scheduled to begin mass production in the second quarter of the year ending March 31, 2007 (fiscal 2006), the JV will expand production capacity in stages, ultimately reaching the equivalent of 2.5 million 32-inch TV LCD panels a year by the second half of fiscal 2008. The expected capital investment for establishing this facility is 110.0 billion yen. While Hitachi Displays, Toshiba and Matsushita own majority shares, the JV plans to solicit investments from other companies involved in the manufacture of LCD panels, including device makers and material suppliers.

Sales are growing for flat-panel TVs, which combine a high-quality picture and large screen with a space-saving profile. Worldwide demand for LCD TVs was approximately 3.0 million units in 2003 and is estimated to expand fivefold by 2006. Furthermore, in order to meet increasing consumer demand for high-definition picture quality, TV manufacturers targeting the high-end market segment seek to differentiate their products not just with proprietary image processing technologies, but also by using LCD panels with outstanding picture quality. Reflecting this, mergers and acquisitions and strategic alliances in the LCD panel field, along with other developments in the industry, are resulting in fierce competition worldwide, fueling a growing need for TV manufacturers to ensure a stable supply of high-quality panels at lower prices.

Against this backdrop, Hitachi, Toshiba and Matsushita have decided to establish a JV to manufacture LCD panels using Hitachi Displays’ world-leading IPS* mode system technology. Boasting a wide viewing angle and outstanding color reproduction, these panels bring out the best in high-resolution content, such as digital TV broadcasts. The JV will provide the three companies with a reliable supply of LCD panels that are ideal for TVs and that will bolster the competitiveness of their respective LCD TV businesses in the high-end market. The JV, with Hitachi, Toshiba and Matsushita as its major customers, will operate a stable, capital-efficient production line mass producing IPS-mode LCD panels, which provide outstanding picture quality at lower cost. Close collaboration with the JV is expected to achieve synergies in Hitachi, Toshiba and Matsushita’s respective production of finished products, allowing them to achieve LCD TVs that are even more competitive in terms of performance and price.

* IPS Mode System Technology

In-Plane-Switching (IPS) mode system, is a type of TFT LCD display technology. IPS is distinguished by a wide 170-degree viewing angle, both horizontally and vertically, along with minimal gray-scale inversion and viewing-angle dependency, reproducing lifelike images, which is made possible because the liquid crystal molecules can rotate while remaining parallel to the substrate when a voltage is applied, yielding perfect orientation of the crystals. The advanced super(AS) -IPS mode system for use in televisions, large-screen monitors and other applications achieves an approximate 30% improvement in the aperture ratio over conventional IPS technology. Furthermore, AS-IPS realizes a higher level of brightness and reproduces colors more realistically thanks to high-purity color filters and other proprietary technologies.

Outline of the JV

Company name:	To be announced

Management:	To be announced

Projected capital:	60-70 billion yen

Ownership :	Hitachi Displays 30-35 billion yen (50%); Toshiba 15 billion yen (21-25%); Matsushita 15 billion yen (21-25%); other companies 0-5 billion yen (0-8% projected)

Location:	Mobara, Chiba Prefecture, Japan

Business:	Manufacture, design, sales and related maintenance and services of amorphous TFT LCD panels

Capital investment:	Approx. 110 billion yen

Products:	Amorphous TFT LCD panels for TVs 23-inches and above

Production capacity:	Equivalent of 2.5 million 32-inch units per year
(Maximum output scheduled to be realized in second half of fiscal 2008)

About Hitachi, Ltd.

Hitachi, Ltd.(TSE:6501/NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004), consolidated sales totaled 8,632.4 billion yen (U.S.$81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

About Toshiba Corporation

Toshiba Corporation channels wide-ranging capabilities in information and communications systems, electronic components, consumer products and power systems into development and innovation in advanced components, products and systems, including LCDs and LCD TVs. Toshiba has 161,000 employees worldwide and annual sales of over U.S.$50 billion. Visit Toshiba’s web site at www.toshiba.co.jp/index.htm.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, Matsushita recorded consolidated net sales of U.S.$71.92 billion for the year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on Matsushita and its Panasonic brand, visit the Matsushita’s website at http://www.panasonic.co.jp/global/top.html.

Other Contacts:

Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel:+1-650-244-7902 (U.S.)	Tel: +44-1628-585379 (U.K.)
E-mail: masahiro.takahashi@hal.hitachi.com	E-mail: masanao.sato@hitachi-eu.com

Hitachi (China) Investment, Ltd.
Yuji Hoshino
Tel: +86-10-6590-8141 (China)
E-mail: y_hoshino@hitachi.com.cn

<Hitachi>

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to: rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

<Toshiba>

Disclaimer Regarding Forward-Looking Statements:

This release contains forward-looking statements concerning Toshiba’s future plans, strategies and performance. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon current assumptions and beliefs in light of the information currently available, and involve known and unknown risks and uncertainties. Actual growth or results may differ materially from those discussed in the forward-looking statements. Specific risks and uncertainties include, but are not limited to, worldwide economic and business conditions, volatility in market demand for electronic equipment and components, the ability of the companies involved to respond to rapid technological changes and changing customer preferences and introduce new products in markets that are highly competitive in terms of price and technology, and legislative, regulatory, and industry initiatives that may affect planned or actual product features and marketing methods.

<Matsushita>

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #